USIndiaTax

Indo-American Taxes, Financial Planning, Accountancy, Consultation & Advisory Services

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Crowdera Inc
340 South Lemon Ave # 1565
Walnut, CA 91789

We have reviewed the accompanying balance sheet of Crowdera Inc as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of the financial statements in accordance with [the applicable financial reporting framework (for example, accounting principles generally accepted in the United States of America)]; and this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, **we are not aware of any material modifications** that should be made to the accompanying financial statements in order for them to be in accordance with [the applicable financial reporting framework].



KRISHAN SWARUP SHARMA
CERTIFIED PUBLIC ACCOUNTANT
Krishan Sharma - CPA   LICENSE NO. 41793
Date: September 6th, 2019   THE STATE OF OHIO
USA

US Office address: USIndiaTax Inc., 9081 Cedar Berry Court, Sylvania Ohio 43560 USA
India Office address: USIndiaTax, 301-A, City Point, Dhole Patil Road, Pune, 411001, India
USA - 1-630-474-3375, India – 91-20-40171007 www.usindiatax.com



Crowdera Inc
Balance Sheet
As of December 31, 2018

	December 31, 2018	
ASSETS		
Current Assets		
Cash & Bank		
PayPal Intl	399.21	
WePay	985.14	
Wells Fargo Bank A/c # 7213	6101.61	
Wells Fargo Bank A/c # 6626	-87.27	
Total Current Assets		7399.00
Intangible Assets		
Software	75000.00	
Less: Amortization	-21042.00	
Total Fixed Assets		53958.00
Long-Term Assets		
Chet Jain	14994.00	
Crowdera Pte Ltd	947.00	
Total Long-Term Assets		15941.00
TOTAL ASETS		**77298.00**
LIABILITIES & EQUITY		
Current Liabilities		
Total Current Liabilities	0.00	0.00
Long-Term Liabilities		
Akshita Jain	866.00	
Convertible Notes	83500.00	
WeJain Holdings Inc (Previously FundEdu Inc)	92800.00	
Total Liabilities		**177166.00**
Equity		
Owner Investment	632.00	
Retained Earnings	-100500.00	
Total Equity		-99868.00
TOTAL LIABILITIES & EQUITY		**77298.00**

Krishan Swarup Sharma

Krishan Sharma - CPA
Date: September 6th, 2019

KRISHAN SWARUP SHARMA
CERTIFIED PUBLIC ACCOUNTANT
LICENSE NO. 41793
THE STATE OF OHIO
USA



Crowdera Inc
Income Statement
January 2018 through December 2018

	Jan 18 - Dec 18
Ordinary Income/Expense	
Income	
Campaigning Service	35740.83
Misc Income	60.40
Sales	1264.00
Total Income	**37065.00**
Expense	
Advertising	
Amortization	5000.00
Bank Charges	950.00
Cpmputer Exp's	86.00
Campaign Disbursement	25259.00
Dues and Subscriptions	12851.00
Event Management Charges	1.00
Financial Exp's	1268.00
Interest	500.00
Legal and Professional Fees	2160.00
Meals and Entertainment	202.00
Misc Exp's	30.00
Office Exp's	100.00
Offshore Service Charges	42514.00
Software Services	956.00
Storage Exp's	998.00
Taxes and Licenses	650.00
Travel Cost	627.00
Total Expenses	**94152.00**
Net Income	**-57087.00**

Krishan Swarup Sharma

KRISHAN SWARUP SHARMA
CERTIFIED PUBLIC ACCOUNTANT
LICENSE NO. 41793
THE STATE OF OHIO
USA

Krishan Sharma - CPA
Date: September 6th, 2019



Crowdera Inc Consolidated Statement of Cash Flows As of December 31, 2018	
Cash Flows From Operating Activities	
Change in Net Assets	-8587.00
Cash Flows From Operating Activities	
Adjustments to Reconcile Changes in net assets to Net Cash Provided by Operating Activities	
Changes in Cash and Bank	
Bank	-4534.00
Changes in Intagible Assets	
Intagible Assets	-5000.00
Changes in Operating assets and liabilities	
Receivables	947.00
Deposits	0.00
Accounts Payable	8587.00
Net Decrease in Cash and Cash Equivalents	-4534.00
Cash and Cash Equivalents at the beginning of the Year	11933.00
Cash and Cash Equivalents at the end of the Year	**7399.00**

Krishan Swarup Sharma

KRISHAN SWARUP SHARMA
CERTIFIED PUBLIC ACCOUNTANT
LICENSE NO. 41793
THE STATE OF OHIO
USA

Krishan Sharma - CPA
Date: September 6th, 2019

USIndiaTax

Indo-American Taxes, Financial Planning, Accountancy, Consultation & Advisory Services

CROWDERA INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note A - Nature of Business:

Crowdera, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from the Crowdfunding platform and online fundraising campaign solutions.

Note B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Equipment and Assets

The Company capitalizes long-lived assets with an original purchase price of $75000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

US Office address: USIndiaTax Inc., 9081 Cedar Berry Court, Sylvania Ohio 43560 USA
India Office address: USIndiaTax, 301-A, City Point, Dhole Patil Road, Pune, 411001, India
USA - 1-630-474-3375, India – 91-20-40171007 www.usindiatax.com

USIndiaTax

Indo-American Taxes, Financial Planning, Accountancy, Consultation & Advisory Services

CROWDERA INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note C - Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The Company's 2018 federal tax filing will be subject to review by the Internal Revenue Service. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service. The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2018 will be subject to review by that State until the expiration of the statutory period.

Note D - Concentrations of Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Note E - Subsequent Events

Management considered events subsequent to the end of the period but before April 15, 2019, the date that the financial statements were available to be issued.